UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._)

LEOPARD CAPITAL, INC.
(Name of issuer)

Common Stock	52668R 302
(Title of Class of Securities)	(CUSIP Number)

China Data Holdings Limited
Rooms 2703-04, Great Eagle Centre
23 Harbour Road
Wanchai, Hong Kong

852 2802 1555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: _____.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, excluding all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52668R 302

(1) Name of Reporting Person: China Data Holdings Limited

I.R.S. Identification No. of above person (entities only): Hong Kong company

(2) Check the appropriate box if a member of a group:
(a) __
(b) X

(3) SEC Use Only:

(4) Source of Funds: OO

(5) Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):__YES __X_NO

(6) Citizenship or Place of Organization: Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person with:

(7) Sole Voting Power: 9,967,500
(8) Shared Voting Power: 0
(9) Sole Dispositive Power: 9,967,500
(10) Shared Dispositive Power: 0
(11) Aggregate Amount Benefically Owned by Each Reporting Person: 9,967,500
(12) Check if the aggregate amount in Row (11) excludes certain shares _____.
(13) Percent of class represented by amount in Row (11): 45.18%
(14) Type of Reporting Person: CO

ITEM 1. SECURITY AND ISSUER

The class of securities to which this Schedule 13D relates is the Common Stock of Leopard Capital, Inc. (the "Issuer"). Its principal executive offices are located at Rooms 2703-04, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong.

ITEM 2. IDENTITY AND BACKGROUND

(a) The corporation filing this statement is China Data Holdings Limited ("China Data").
(b) The corporation's executive offices are located at Rooms 2703-04, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong.
(c) NOT APPLICABLE
(d) NOT APPLICABLE
(e) China Data has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 9, 2004, the Company completed a share exchange (the "Exchange") with the stockholders of China Expert Network Company Limited, a Hong Kong corporation pursuant to the terms of an Agreement for Share Exchange, dated December 30, 2003. In the Exchange, the Company acquired all of the issued and outstanding stock of China Expert in exchange for the issuance of 19,935,000 shares of its common stock. China Data acquired 9,967,500 shares of Common Stock upon completion of the Share Exchange, in exchange for its shares of stock in China Expert Network Company Limited.

ITEM 4. PURPOSE OF TRANSACTION

China Data acquired the securities described herein as a result of the Share Exchange. China Data does not have any present plans or proposals that relate to or that would result in:

(a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the Company's business or corporate structure;
(f) Any other material change in the Company's business or corporate structure;
(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) China Data beneficially owns 9,967,500 (45.18%) of the Issuer.
(b) China Data has the sole power to vote, to direct to vote, and the sole power to dispose or to direct the disposition of, 9,967,500 shares of the Issuer.
(c) Other than the Share Exchange, China Data has not effected any transactions in shares of Common Stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Agreement for Share Exchange dated December 30, 2003, there are no contracts, agreements, understandings or relationships (legal or otherwise) between Anthony Chow and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

2.1 Share Exchange Agreement, dated December 30, 2003, by and among Leopard Capital, Inc., a Nevada corporation, China Expert Network Company Limited, a Hong Kong corporation, the shareholders of China Expert Network Company Limited, and Hudson Capital Corporation, an Alberta, Canada company.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Kung Sze Chau

Date: March 8, 2004